                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 25)(1)

                            The Fairchild Corporation
                            -------------------------
                                (Name of Issuer)

    Class a Common Stock and Class B Common Stock, Par Value $0.10 Per Share
    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                        Class A Common Stock: 303698 10 4
                        ---------------------------------
                        Class B Common Stock: 303698 20 3
                        ---------------------------------
                                 (CUSIP Numbers)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 6, 2006
                                 --------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 28 Pages)

(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 2 of 28 Pages
           303698 20 3
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS

                    THE STEINER GROUP LLC

               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    13-4035166
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    N/A
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    State of Delaware, USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  5,727,684 Class A Shares*
  OWNED BY                               2,533,996 Class B Shares
    EACH       -----------------------------------------------------------------
 REPORTING         8     SHARED VOTING POWER
PERSON WITH
                               - 0 - Class A Shares
                               - 0 - Class B Shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                               5,727,684 Class A Shares*
                               2,533,996 Class B Shares
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 - Class A Shares
                              - 0 - Class B Shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,727,684 Class A Shares*
                    2,533,996 Class B Shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.8% of Class A Shares, 96.7% of Class B Shares
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
* Assumes  the  conversion  of the Class B Shares on a  share-for-share  basis

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 3 of 28 Pages
           303698 20 3
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JEFFREY J. STEINER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    N/A
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Austria
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  469,062 Class A Shares
  OWNED BY                    30,000 Class B Shares
    EACH       -----------------------------------------------------------------
 REPORTING         8     SHARED VOTING POWER
PERSON WITH
                               - 0 - Class A Shares
                               - 0 - Class B Shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                               469,062 Class A Shares*
                               30,000 Class B Shares
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 - Class A Shares
                              - 0 - Class B Shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    469,062 Class A Shares*
                    30,000 Class B Shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               /X/
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.1% of Class A Shares, 1.1% of Class B Shares
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
* Assumes  the  conversion  of the Class B Shares on a  share-for-share  basis

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 4 of 28 Pages
           303698 20 3
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ERIC I. STEINER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    N/A
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  289,481 Class A Shares*
  OWNED BY                    15,000 Class B Shares
    EACH       -----------------------------------------------------------------
 REPORTING         8     SHARED VOTING POWER
PERSON WITH
                               6,017,165 Class A Shares*
                               2,548,996 Class B Shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                               289,481 Class A Shares*
                               15,000 Class B Shares
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              6,017,165 Class A Shares*
                              2,548,996 Class B Shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    6,017,165 Class A Shares*
                    2,548,996 Class B Shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               /X/
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.9% of Class A, 97.2% of Class B
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
* Assumes  the  conversion  of the Class B Shares on a  share-for-share  basis

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 5 of 28 Pages
           303698 20 3
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    NATALIA F. HERCOT
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    N/A
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  98,505 Class A Shares*
  OWNED BY                    15,000 Class B Shares
    EACH       -----------------------------------------------------------------
 REPORTING         8     SHARED VOTING POWER
PERSON WITH
                               5,826,189 Class A Shares*
                               2,548,996 Class B Shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                               98,505 Class A Shares*
                               15,000 Class B Shares
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              5,826,189 Class A Shares*
                              2,548,996 Class B Shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,826,189 Class A Shares*
                    2,548,996 Class B Shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.2% of Class A Shares, 97.2% of Class B Shares
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
* Assumes  the  conversion  of the Class B Shares on a  share-for-share  basis

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 6 of 28 Pages
           303698 20 3
------------------------                                  ----------------------

         The following constitutes Amendment No. 25 ("Amendment No. 25") to the
Schedule 13D filed by the undersigned. This Amendment No. 25 amends the Schedule
13D as specifically set forth.

Item 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended to add the following:

         The Steiner Group LLC, Jeffrey J. Steiner, Eric I. Steiner, and Natalia
F. Hercot are hereinafter sometimes collectively referred to as the "Reporting
Persons". Any disclosures herein with respect to persons other than the
Reporting Persons are made on information and belief after making inquiry to the appropriate party.

         By reason of the terms of that Memorandum of Understanding, dated
August 6, 2006, by and between Philip S. Sassower and Jeffrey J. Steiner (the
"MOU"), more fully described in Item 4, the Reporting Persons affirm that they constitute a "group" within the meaning of Section 13(d)(3) of the
Securities Exchange Act of 1934 with respect to the proposed transaction described in Item 4 of this Schedule 13D. Pursuant to Rule 13d-1(k)(2), the
Sassower Group (i.e., Philip S. Sassower, The Philip S. Sassower 1996 Charitable
Remainder Annuity Trust and Andrea Goren) (the "Sassower Group") and the
Reporting Persons are each filing a separate Schedule 13D with the SEC. The
Reporting Persons expressly disclaim beneficial ownership of any securities held by the Sassower Group.

Item 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended to add the following:

         On August 7, 2006, FA Holdings I, LLC, a newly-formed Delaware limited liability company ("Holdings LLC"), controlled by Jeffrey J. Steiner and Philip
S. Sassower, submitted a proposal (the "Proposal Letter") from Holdings LLC on behalf of its members and their affiliates to the Issuer offering to acquire all of the outstanding capital stock of the Issuer not currently owned by the
Reporting Persons or the Sassower Group for $2.73 per share in cash. According to the Proposal Letter, the acquisition would be effected by means of a merger into the Issuer of a wholly-owned Delaware subsidiary of Holdings LLC, with the
Issuer being the surviving company. The Proposal Letter provides that the offer is subject to the negotiation and execution of a definitive merger agreement, the refinancing of any Issuer or Issuer subsidiary debt that comes due as a result of the merger, limited supplemental due diligence, participation by
Jeffrey J. Steiner and Eric I. Steiner in the management of the Issuer after consummation of the merger (on terms to be agreed upon), the approval of the board of directors and the affirmative vote of the holders of a majority of the shares of the Issuer (including those shares held by the Reporting Persons and the Sassower Group, but including therein any Class B shares of common stock only on a one vote-per share basis) and the receipt of necessary regulatory approvals. The Proposal Letter provides that the proposal therein will expire at
5:00 p.m., New York City time, on August 31, 2006.

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 7 of 28 Pages
           303698 20 3
------------------------                                  ----------------------

         In the event the board of directors of the Issuer recommends the proposed merger to its shareholders, the merger and related transactions receive requisite shareholder approval and are consummated, the MOU provides that the
Issuer would cease to be a registered company under the Securities Exchange Act of 1934 and its securities would no longer be listed on the New York Stock
Exchange or Pacific Stock Exchange and transactions in its common stock will not be reported or quoted on any automated quotation system.

         In addition, Jeffrey J. Steiner and Philip S. Sassower entered into a
Memorandum of Understanding (the "MOU") as of August 6, 2006 which sets forth certain agreements between Jeffrey J. Steiner and Philip S. Sassower relating to the management and ownership of Holdings LLC and the Issuer in the event the merger and related transactions are approved by the board of directors of the
Issuer, receive requisite shareholder approval and are consummated. Pursuant to the MOU, Jeffrey J. Steiner has agreed to cause the contribution to Holdings LLC of 7,000,000 shares of the Issuer's Common Stock (including Class A stock and
Class B stock on an as-converted basis) or to contribute cash in lieu of any shortfall and to vote all such shares in favor of the merger and Mr. Sassower has agreed to contribute or cause to be contributed to Holdings LLC cash in the amount of $30 million.

         The Proposal Letter and the MOU are filed as exhibits hereto and are incorporated by reference herein.

Item 5   INTEREST IN SECURITIES OF THE ISSUER.

         Items 5(a), (b), and(c) are hereby amended to read as follows:

         The percentages used herein and in the rest of Item 5 are calculated based upon 22,604,761 shares of Class A Common stock and upon 2,621,412 shares of Class B Common Stock, of the Issuer, which reflects in each case the shares of Common Stock outstanding as of March 31, 2006, as reflected in the Company's quarterly report for the quarterly period ended March 31, 2006, filed with the
Securities and Exchange Commission on May 9, 2006.

         The beneficial ownership of each of the various Reporting Persons
(assuming in each case the conversion of shares of Class B Common Stock on a share-for-share basis) is as follows:

(a)      As of the date of this filing, The Steiner Group LLC, Jeffrey J.
Steiner, Eric I. Steiner and Natalia F. Hercot may be deemed the beneficial owners of 5,727,684, 469,062, 6,017,165 and 5,826,189, or approximately 22.8%,
2.1%, 23.9% and 23.2% of shares of Class A Common Stock, respectively. As a co-manager of The Steiner Group LLC, Eric I. Steiner may be deemed to beneficially own the 5,727,684 shares of Common Stock beneficially owned by The
Steiner Group LLC, in addition to the 289,481 shares of Common Stock reported as owned directly by Eric I. Steiner. As a co-manager of The Steiner Group LLC,
Natalia F. Hercot may be deemed to beneficially own the 5,727,684 shares of
Common Stock beneficially owned by The Steiner Group LLC, in addition to the
98,505 shares of Common Stock reported as owned directly by Natalia F. Hercot.

         Jeffrey J. Steiner disclaims beneficial ownership of the shares of
Common Stock beneficially owned by the other Reporting Persons. Each of Eric I.
Steiner and Natalia F. Hercot disclaim beneficial ownership of the shares of
Common Stock beneficially owned by the other Reporting Persons, with the exception of the shares of Common Stock beneficially owned by The Steiner Group
LLC.

         Included in the 469,062 shares of Common Stock reported as beneficially owned by Jeffrey J. Steiner are 38,500 shares of Class A Stock owned by Mr.
Steiner as custodian for his children, 30,000 shares of Class B Stock
(convertible on a one-to-one basis to Class A Stock) owned by Mr. Steiner as custodian for his children, 2,400 shares of Class A Stock owned by the Jeffrey
Steiner Family Foundation, and stock options to purchase 395,518 shares of Class
A Common stock exercisable within 60 days of the date hereof. Mr. Steiner disclaims beneficial ownership of shares owned by the Jeffrey Steiner Family
Foundation, and shares owned by him as custodian for his children.

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 8 of 28 Pages
           303698 20 3
------------------------                                  ----------------------

         Included in the 6,017,165 shares of Common Stock reported as beneficially owned by Eric I. Steiner are 80,000 shares of Class A Stock held in
The Steiner Children's Trust, and stock options to purchase 69,288 shares of
Class A Common stock exercisable within 60 days of the date hereof.

         Included in the 5,826,189 shares of Common Stock reported as beneficially owned by Natalia F. Hercot are 10,000 shares of Class A Stock held by her husband, and stock options to purchase 31,688 shares of Class A Common stock exercisable within 60 days of the date hereof.

         The foregoing discussion excludes Deferred Compensation Units to be paid out on February 28, 2010 in the form of one share of Class A Common Stock for each Deferred Compensation Unit.

(b)      Each of Eric I. Steiner and Natalia F. Hercot share voting and dispositive power over The Steiner Group LLC's security holdings, in their roles as the co-managers of The Steiner Group LLC. Each of Eric I. Steiner and Natalia
F. Hercot is deemed to have shared voting and dispositive power over the
5,727,684 shares of Class A Common Stock reported as beneficially owned by The
Steiner Group LLC by virtue of their respective co-manager positions. Jeffrey J.
Steiner disclaims voting and dispositive power over the shares of Common Stock beneficially owned by the other Reporting Persons. Each of Eric I. Steiner and
Natalia F. Hercot disclaim voting and dispositive power over the shares of
Common Stock beneficially owned by the other Reporting Persons, with the exception of the shares of Common Stock beneficially owned by The Steiner Group
LLC.

         Of the membership interests in The Steiner Group LLC: (i) 20% is held by Bayswater Ventures L.P., a partnership owned by four different trusts, of which Jeffrey J. Steiner is a beneficiary; and (ii) the remaining 80% membership interest in The Steiner Group LLC is held by The J.S. Family Trust, a trust created for the benefit of the issue of Jeffrey J. Steiner. The members of The
Steiner Group LLC do not have the right to vote or to direct the disposition of the Fairchild shares held by The Steiner Group LLC.

(c)      No Reporting Person entered into any transactions in shares of Common
Stock in the past 60 days.

         Upon information and belief, the Sassower Group, as of the date hereof, beneficially owns 118,100 shares of Common Stock.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended to add the following:

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 9 of 28 Pages
           303698 20 3
------------------------                                  ----------------------

         On August 7, 2006, Holdings LLC delivered the Proposal Letter to the
Issuer. In addition, Jeffrey J. Steiner and Philip S. Sassower entered into the
MOU as of August 6, 2006. Each Reporting Person intends to vote their respective shares of Common Stock in favor of the proposed merger, and in connection with the proposed transaction, may grant a proxy to vote their shares of Common Stock to Holdings LLC. See Item 4. Each of the Proposal Letter and the MOU are filed as exhibits hereto, and are incorporated by reference herein.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1.   Letter,   dated  August  7,  2006,   addressed  to  The  Fairchild
              Corporation from FA Holdings I, LLC.

         2.   Memorandum of Understanding  made and entered into as of August 6,
              2006 by and between Jeffrey J. Steiner and Philip S. Sassower.

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 10 of 28 Pages
           303698 20 3
------------------------                                  ----------------------

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement by or about it or him is true, complete and correct.

Date: August 9, 2006                         /s/ Jeffrey J. Steiner
                                             -----------------------------------
                                             JEFFREY J. STEINER

Date: August 9, 2006                         THE STEINER GROUP LLC
                                             By: /s/ Eric I. Steiner
                                                 -------------------------------
                                                 Eric I. Steiner
                                                 Co-Manager

Date: August 9, 2006                         /s/ Eric I. Steiner
                                             -----------------------------------
                                             ERIC I. STEINER

Date: August 9, 2006                         /s/ Natalia F. Hercot
                                             -----------------------------------
                                             NATALIA F. HERCOT

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 11 of 28 Pages
           303698 20 3
------------------------                                  ----------------------

                                                                       Exhibit 1

                                FA HOLDINGS, LLC
                           c/o Phoenix Enterprises LLC
                        110 East 59th Street, Suite 1901
                            New York, New York 10022

                                 August 7, 2006

The Fairchild Corporation
1750 Tysons Boulevard, Suite 1400
McLean, Virginia 22102

Gentlemen:

         The purpose of this  letter is to set forth a proposal by FA  Holdings,
LLC,  its  members  and their  affiliates  (collectively,  the  "Phoenix/Steiner
Group") to acquire all of the outstanding capital stock of Fairchild Corporation
("Fairchild") for $2.73 per share in cash. This price represents approximately a
25% premium over the volume-weighted average closing price of Fairchild's common stock  over the last 30 trading  days,  and  approximately  a 20%  premium  over yesterday's closing price.

         The  acquisition  would be effected by means of a merger (the "Merger")
into  Fairchild of a  wholly-owned  Delaware  subsidiary  ("Acquisition")  of FA
Holdings,  LLC ("Holdings"),  a Delaware limited liability company led by Philip
Sassower and Jeffrey J. Steiner.  In the Merger,  each shareholder will receive, for each share of Fairchild common stock, $2.73 in cash.

         The Steiner Group LLC has agreed to vote the shares held by it in favor of the Merger.

         A form of Agreement and Plan of Merger (the "Merger Agreement") will be provided in the near future to counsel to the  Fairchild  Board of Directors and counsel to any committee of the Fairchild  Board that may consider our proposal.
The execution of the proposed Merger Agreement will not prohibit  Fairchild from subsequently  entering into an agreement to sell  Fairchild to another bona fide bidder at a price  which is more  favorable  from a  financial  point of view to
Fairchild's   shareholders  than  our  proposed  price.  Our  proposal  includes customary provisions that Fairchild pay or reimburse us in cash for all expenses incurred in connection  with the  transaction and to pay to Holdings a "break-up fee" of 3% of transaction value in certain  circumstances  (such as if Fairchild enters  into  a  Merger  Agreement  with  Holdings  and  thereafter  accepts  an alternative transaction).

         Our proposal is not subject to financing.

         Our  proposal  is  subject  to  the  negotiation  and  execution  of  a definitive  Merger  Agreement,  the  refinancing  of any  Fairchild or Fairchild subsidiary debt that comes due as a result of the Merger,  limited  supplemental due diligence (the Phoenix/Steiner Group anticipates that such investigation can be completed  within 30 days),  participation  by Mr. Jeffrey J. Steiner and Dr.
Eric Steiner (the  "Steiner  Management  Group") in the  management of Fairchild after  consummation of the Merger (on terms to be agreed upon),  the approval of

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 12 of 28 Pages
           303698 20 3
------------------------                                  ----------------------

The Fairchild Corporation
August 7, 2006

the Board of Directors and the  affirmative  vote of a majority of the shares of
Fairchild  (including in such calculation those shares held by The Steiner Group
LLC and the Steiner  Management  Group, but including therein any Class B shares of common stock only on a one vote-per share basis) and the receipt of necessary regulatory approvals.

         We believe that this proposal is in the best interests of the Fairchild stockholders  and,  accordingly,  in light of the  participation  by the Steiner
Management Group we request that the Fairchild Board of Directors  consider this proposal as expeditiously  as possible.  This proposal will expire at 5:00 p.m.,
New York City time, on August 31, 2006.

         We will be pleased to provide  the Board  and/or any  committee  of the
Board  and its  representatives  with any  information  in our  possession  with respect to our proposal, and we and our representatives are available to meet at
any  time  with  the  Board   and/or  any   committee   of  the  Board  and  its
representatives to discuss this proposal.

                                      Sincerely yours,

                                      FA HOLDINGS, LLC

                                      By: /s/ Philip Sassower
                                          ----------------------------
                                          Philip Sassower, Manager

                                      By: /s/ Jeffrey J. Steiner
                                          -----------------------------
                                          Jeffrey J. Steiner, Manager

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 13 of 28 Pages
           303698 20 3
------------------------                                  ----------------------

                                                                       Exhibit 2

                           MEMORANDUM OF UNDERSTANDING

         This  binding  Memorandum  of  Understanding  (this  "MOU") is made and entered into as of August 6, 2006 (the "Effective  Date") by and between Jeffrey
J. Steiner and Philip S. Sassower.

I.   BACKGROUND AND SUMMARY

1.  THE COMPANY; INITIAL MEMBERS      A (i)  limited  liability  company,  to be
                                      formed  (the   "Steiner  FA  LLC"  or  the
                                      "Steiner    Member"),    controlled    and
                                      partially  owned  by  Jeffrey  J.  Steiner
                                      ("Steiner") with other ownership interests
                                      limited to Steiner family members or their
                                      controlled affiliates,  and (ii) a limited
                                      liability  company  to be formed and to be
                                      known as  Phoenix  FA  Holdings,  LLC (the
                                      "Phoenix   Group  LLC"  or  the   "Phoenix
                                      Member") controlled and partially owned by
                                      Philip S. Sassower ("Sassower"),  with the
                                      other  interests in the Phoenix  Group LLC
                                      being held by certain investors  described
                                      below  (each of the Steiner FA LLC and the
                                      Phoenix Group LLC being referred to herein
                                      as a "Member"  and,  collectively,  as the
                                      "Members"),  propose  to  form a  Delaware
                                      limited  liability  company to be known as
                                      FA Holdings,  LLC, or another  entity upon
                                      consultation  with counsel  ("Holdings" or
                                      the Company"),  for the purposes described
                                      below.

2.  PURPOSE OF THE  COMPANY;          The  purpose of  Holdings  is to  acquire,
MEMBERS' COMMITMENT                   manage and hold for investment 100% of the
                                      equity  of The  Fairchild  Corporation,  a
                                      Delaware  company  ("FA").  In furtherance
                                      thereof,  Steiner and  Sassower  intend to
                                      jointly propose and, through Holdings,  to
                                      execute  a  "going  private"   transaction
                                      involving  FA  pursuant  to  which,  among
                                      other  things:  (a) a direct  or  indirect
                                      wholly owned  subsidiary  of Holdings will
                                      merge with and into FA, with FA  surviving
                                      as  a  direct  or  indirect  wholly  owned
                                      subsidiary of Holdings (the "Merger"); (b)
                                      each share of FA Common Stock not owned by
                                      Holdings   (unless   otherwise  agreed  by
                                      Steiner and  Sassower)  shall be converted
                                      into a right  to  receive  cash at a price
                                      per share to be proposed by Holdings after
                                      mutual  agreement by Steiner and Sassower,
                                      subject to subsequent negotiation with and
                                      agreement  by FA's Special  Committee  and
                                      Board  of   Directors   and,   thereafter,
                                      stockholder  approval (the definitive cash
                                      price   per  share   being   the   "Merger
                                      Consideration"); (c) FA will cease to be a
                                      registered  company  under the  Securities
                                      Exchange Act of 1934 (the "Exchange  Act")
                                      and (d) its  securities  will no longer be
                                      listed on the New York Stock  Exchange  or
                                      Pacific Stock Exchange and transactions in
                                      FA's common  stock will not be reported or
                                      quoted on any automated  quotation system,
                                      all in  accordance  with  the  terms  of a
                                      written proposal to be jointly prepared by
                                      Sassower and Steiner and  submitted to the
                                      Board of  Directors  of FA or a designated
                                      Special or Independent  Committee  thereof
                                      (the "Transaction").

                                      Each Member will have the proxy to vote in
                                      favor of the Transaction all of the shares
                                      of FA Common  Stock to be  contributed  to
                                      Holdings  as  described  below,  effective
                                      upon   contribution   of  such  shares  to
                                      Holdings.  Each Member agrees to vote such
                                      shares and all  shares of FA Common  Stock
                                      owned or  controlled by it in favor of the
                                      Transaction,  provided that such agreement
                                      shall  no  longer  be  binding   upon  any
                                      Member,  and the proxy  referred  to above
                                      shall terminate, upon the Termination Date
                                      (as defined below).

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 14 of 28 Pages
           303698 20 3
------------------------                                  ----------------------

3.  CAPITAL  CONTRIBUTIONS;           Contemporaneously   with   execution   and
    MEMBERSHIP INTERESTS;             delivery  of  the  definitive  Agreements,
    DISTRIBUTIONS; ALLOCATIONS        each  Member  will  execute  and deliver a
                                      subscription   agreement,   which  may  be
                                      incorporated    within   the    definitive
                                      Agreements     (each    a    "Subscription
                                      Agreement")  with  Holdings   pursuant  to
                                      which  each  Member  will   subscribe  for
                                      membership   interests   in   Holdings  in
                                      exchange  for  its  agreement  to  make or
                                      cause to be made a capital contribution in
                                      the form of:

                                      (a) in the case of the Steiner Member, not
                                      less  than  7,000,000  shares of FA Common
                                      Stock  (including Class A & Class B Stock,
                                      on an  as-converted  basis,  including (i)
                                      5,727,684  shares  held by The  Steiner FA
                                      LLC, (ii) 68,500 shares held by Jeffrey J,
                                      Steiner as custodian and 2,400 shares held
                                      by the Jeffrey Steiner Family  Foundation,
                                      (iii) 220,193 shares held by Eric Steiner,
                                      (iv) 66,837 shares held by Natalia  Hercot
                                      or her  spouse,  and (vi)  not  less  than
                                      914,386  shares held by other  individuals
                                      or entities,  AND  INCLUDING  and assuming
                                      full  conversion and  contribution  of all
                                      2,621,412   shares  of  FA  Common   Stock
                                      issuable  upon   conversion  of  2,621,412
                                      Class B  Common  Stock  of FA)  (all  such
                                      shares of FA Common  Stock being  referred
                                      to herein as  "Steiner FA  Shares"),  with
                                      any  shortfall  in shares  of  contributed
                                      Steiner FA Shares  below  7,000,00  shares
                                      being  made   whole  by  a  cash   capital
                                      contribution    equal   to   the    Merger
                                      Consideration   multiplied  by  the  share
                                      shortfall   number   (collectively,    the
                                      "Steiner Capital Contribution"); and

                                      (b) in the  case  of the  Phoenix  Member,
                                      cash in an amount  equal to $30.0  million
                                      (the "Phoenix Capital Contribution").

                                      The  Steiner  Capital   Contribution   and
                                      Phoenix Capital Contribution are sometimes
                                      referred  to  as  that  Member's  "Initial
                                      Capital Contribution."

                                      Each Subscription  Agreement shall provide
                                      that  the  Member  which  is  a  signatory
                                      thereto:   (a)   will  be   obligated   to
                                      transfer,    assign   and    deliver   its
                                      respective  Steiner FA Shares to Holdings,
                                      free and clear of all liens,  pledges  and
                                      encumbrances,  no  earlier  than  upon the
                                      execution   and   delivery   of  a  merger
                                      agreement for the  Transaction by Holdings
                                      and FA  (the  "Merger  Agreement")  and no
                                      later  than  the  effective  date  of  the
                                      Merger,  and  to  fund  any  cash  Initial
                                      Capital   Contribution   to   Holdings  no
                                      earlier  than  upon  the   execution   and
                                      delivery of the Merger  Agreement,  and no
                                      later  than  the  effective  date  of  the
                                      Merger;   and  (b)  shall  not   transfer,
                                      convey,  pledge or otherwise  encumber any
                                      of its respective  Steiner FA Shares prior
                                      to  the   Termination   Date  (as  defined
                                      below). Each Subscription  Agreement shall
                                      provide  for the return of the  Steiner FA
                                      Shares  to  the   respective   Member  who
                                      executed it or to his or its designee, for
                                      no consideration,  promptly  following the
                                      Termination  Date.  If  requested  by  the
                                      Phoenix  Member,  the Steiner Member shall
                                      execute  or  cause to be  executed  voting
                                      proxies  in favor of  Holdings  to  permit
                                      Holdings  to vote  all of the  Steiner  FA
                                      Shares in favor of the Merger.

                                      The  obligations of both of the Members to
                                      contribute,  transfer,  assign and deliver
                                      their    respective     Initial    Capital
                                      Contributions,  and not transfer,  convey,
                                      pledge or  otherwise  encumber any Steiner
                                      FA  Shares  may,  if  required  by any one

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 15 of 28 Pages
           303698 20 3
------------------------                                  ----------------------

                                      Member prior to the contribution  pursuant
                                      to the  prior  paragraph,  be  secured  by
                                      their   executing   an  escrow   agreement
                                      providing  for,  among other  things,  the
                                      delivery  of their  respective  Steiner FA
                                      Shares   into   escrow   with  a  mutually
                                      agreeable   nationally   reputable  escrow
                                      agent,  and the release of the same (x) to
                                      Holdings no later than the consummation of
                                      the  Merger,  or (y)  back to the  Members
                                      following the  Termination  Date.  Steiner
                                      represents  and warrants  that the Steiner
                                      FA  Shares  are held by  their  respective
                                      owners   free  and  clear  of  all  liens,
                                      pledges and encumbrances.

                                      The  Phoenix  Group LLC shall  include  as
                                      members  those  individuals  and  entities
                                      designated by Sassower.  Without  limiting
                                      the    foregoing,    such   entities   are
                                      anticipated to include (i) Phoenix Venture
                                      Fund LLC, and (ii) various individuals and
                                      entities,  including  but not  limited  to
                                      current  investors in Phoenix Venture Fund
                                      LLC.  The Phoenix  Group LLC shall  obtain
                                      subscription agreements and covenants from
                                      each of its  members  comparable  to those
                                      entered into by the Members.

                                      In   exchange   for   its   agreement   to
                                      contribute its respective  Initial Capital
                                      Contributions  (including  the  Steiner FA
                                      Shares)  to   Holdings   (and   subsequent
                                      contribution thereof, if any), each of the
                                      Members will initially  hold,  directly or
                                      through  entities  controlled  by them,  a
                                      membership interest (and collectively, all
                                      of the  membership  interests) in Holdings
                                      having the voting, economic and governance
                                      rights and privileges and the  obligations
                                      set forth herein.

                                      No Member  shall be  required  to make any
                                      contribution,  loan or other investment in
                                      or to  Holdings  in excess of its  Initial
                                      Capital  Contribution without its specific
                                      consent,  and no Member shall be permitted
                                      to make  any  contribution,  loan or other
                                      investment  in or to Holdings  without the
                                      consent of each Member.

                                      No   Member   shall  be   deemed  to  have
                                      contributed  any trade name,  trademark or
                                      other intellectual property to Holdings.

NO PRIORITY RETURN:                   No Member shall have any priority over any
                                      other  Member  as to  the  return  of  any
                                      Initial Capital Contribution.

                 DISTRIBUTIONS:       VOLUNTARY DISTRIBUTIONS:

                                      Available  cash will be distributed at the
                                      discretion  of  the  Company's   Board  of
                                      Managers  (the  "Board"),  in a ratio (the
                                      "Profit  Sharing  Ratio")  of  50%  to the
                                      Steiner  Member  and  50% to  the  Phoenix
                                      Member.

                                      MANDATORY DISTRIBUTIONS:

                                      TAX   DISTRIBUTIONS:   The  Company   will
                                      distribute  annually  to  all  Members  an
                                      amount such that each Member has  received
                                      distributions in aggregate amounts for the
                                      current  fiscal year, and all prior fiscal
                                      years,  which  equal not less than the sum
                                      for the immediately preceding fiscal year,
                                      and all prior fiscal years,  of the amount
                                      of profits  allocated  to such  Member for
                                      such fiscal years reduced by the amount of
                                      losses  allocated  to such Member for such
                                      year,  multiplied by a percentage equal to

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 16 of 28 Pages
           303698 20 3
------------------------                                  ----------------------

                                      the sum of the maximum individual federal,
                                      state and local  income tax rates for such
                                      fiscal year.

                                      LIQUIDATION:   Upon   liquidation,   after
                                      payment of all  liabilities of the Company
                                      and   expenses   of    liquidation,    and
                                      establishment  of reasonable  reserves for
                                      actual  or  contingent  liabilities,   the
                                      Company will distribute its remaining cash
                                      and other  assets in  accordance  with the
                                      formula  set forth above under the heading
                                      "Voluntary   Distributions."   Liquidation
                                      shall   include  (a)  a  sale  of  all  or
                                      substantially  all  of the  assets  of the
                                      Company,   (b)   a   merger,   or   (c)  a
                                      consolidation, recapitalization or similar
                                      transaction  involving  the Company,  as a
                                      result of which the existing  Members will
                                      own  less  than  50%  of  the   membership
                                      interests   in  the   Company  or  in  any
                                      surviving  entity  in a  merger  (each,  a
                                      "Company Liquidation Event").

                                      The   parties    acknowledge    that   any
                                      distributions, dividends or other payments
                                      from FA or its  subsidiaries  to  Holdings
                                      may  only  be  made   subject  to  and  in
                                      compliance  with existing  agreements  of,
                                      and restrictions applicable to, FA.

             ALLOCATION OF LOSSES:    Losses will be allocated among the Members
                                      first PRO RATA in  proportion to and up to
                                      the  amounts  of  their  positive  capital
                                      accounts,  and  thereafter  in  accordance
                                      with  the  Profit  Sharing  Ratio  then in
                                      effect.

4.  DEBT FINANCING                    The Members will use their commercial best
                                      efforts to mutually agree on the scope and
                                      terms  of any  additional  debt  financing
                                      required to (a) finance the payment of the
                                      aggregate Merger  Consideration to be paid
                                      in the  Transaction  and  for  Transaction
                                      expenses,   plus  (b)   provide   adequate
                                      minimum working capital level for FA going
                                      forward   (collectively,   the   "Required
                                      Financing").  Any Required Financing shall
                                      require the consent of both Members.

II.  MANAGEMENT

1.  HOLDINGS BOARD OF MANAGERS        The Board will consist initially solely of
                                      Steiner and Sassower,  or their respective
                                      designees.  One additional Steiner Manager
                                      and one additional  Phoenix Manager may be
                                      added  to  the  Board  at  any  time.  The
                                      unanimous  vote or written  consent of the
                                      Board shall be required  for the taking of
                                      any action provided, however, that Steiner
                                      will  have  day-to-day  control  over  and
                                      responsibility for the operations of FA as
                                      described in Section II.3 below. Except as
                                      otherwise  specifically  provided  herein,
                                      the  Board   will  be   vested   with  the
                                      authority   customarily   or  by   statute
                                      reserved  for the  managers  of a Delaware
                                      limited liability company.  The Board will
                                      meet at least  quarterly (in parallel with
                                      FA  board  meetings)  to  review  FA's and
                                      Holdings' operations and performance.

                                      No manager of  Holdings  may be removed or
                                      replaced,  and no vacancy on the Board may
                                      be filled  except in  accordance  with the
                                      following:
                                      RESIGNATION.  Any manager of Holdings  may
                                      resign  at  any  time  by  giving  written
                                      notice to the  Members  and the  remaining
                                      manager(s).
                                      REMOVAL.  A manager of  Holdings  who is a
                                      Steiner  Manager (as defined below) may be
                                      removed  at  any  time,  with  or  without
                                      cause, by Steiner,  and a manager who is a

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 17 of 28 Pages
           303698 20 3
------------------------                                  ----------------------

                                      Phoenix  Manager (as defined below) may be
                                      removed  at  any  time,  with  or  without
                                      consent, by the Phoenix Group LLC.
                                      VACANCIES. Upon the vacancy of any manager
                                      of  Holdings  for any  reason  (including,
                                      without limitation, resignation or removal
                                      as set forth above),  a successor shall be
                                      appointed by Steiner, if the prior manager
                                      was  Steiner or a Steiner FA LLC  designee
                                      (a  "Steiner  Manager"),  or  the  Phoenix
                                      Group  LLC,  if  the  prior   manager  was
                                      Sassower or a Phoenix  Group LLC  designee
                                      (a "Phoenix Manager").

2.   FA  BOARD  OF  DIRECTORS         Holdings  shall  at  all  times  vote  its
                                      shares of FA for the  election  of a board
                                      of  directors  of FA of which 50% shall be
                                      designees  of the  Steiner  FA LLC and 50%
                                      shall be  designees  of the Phoenix  Group
                                      LLC.

                                      No FA director may be removed or replaced,
                                      and  no   vacancy   on  the  FA  board  of
                                      directors   may  be   filled   except   in
                                      accordance with the following:
                                      RESIGNATION.  Any  director  may resign at
                                      any time by giving  written  notice to the
                                      FA board of directors.
                                      REMOVAL.  A  director  who  is  a  Steiner
                                      designee may be removed at any time,  with
                                      or without  cause,  by the Steiner FA LLC,
                                      and a director  who is a Phoenix  designee
                                      may  be  removed  at  any  time,  with  or
                                      without consent, by the Phoenix Group LLC.
                                      VACANCIES.   Upon  the   vacancy   of  any
                                      director   for  any   reason   (including,
                                      without limitation, resignation or removal
                                      as set forth above),  a successor shall be
                                      appointed  by the  Steiner FA LLC,  if the
                                      prior director was a Steiner designee,  or
                                      the   Phoenix   Group  LLC  if  the  prior
                                      director was a Phoenix Group LLC designee.

                                      Upon consummation of the Transaction,  the
                                      bylaws of FA shall be  amended  to conform
                                      to the foregoing.

3.  RESPONSIBILITIES  OF HOLDINGS     The Board will have  complete  control and
    BOARD OF MANAGERS; FA BOARD       responsibility  for,  and will  manage all
    OF DIRECTORS; FA CHIEF            aspects of, the  day-to-day  operations of
    EXECUTIVE OFFICER                 Holdings  and will  exercise  control over
                                      Holdings' investment in FA.

                                      Except as otherwise  specifically provided
                                      herein, the board of directors of FA shall
                                      continue to be vested  with the  authority
                                      customarily or by statute reserved for the
                                      board   of   directors   of   a   Delaware
                                      corporation,  provided,  however, that (a)
                                      Steiner will have day-to-day  control over
                                      and  responsibility  for the operations of
                                      FA (including decisions such as to opening
                                      or  closing  a store  or  decisions  as to
                                      hiring  or  dismissing  any  non-executive
                                      employee) and shall  continue to report to
                                      and consult with the board of directors of
                                      FA  in  a  manner   consistent  with  past
                                      practice  and  the  terms  of his  current
                                      employment  agreement  with  FA,  and  (b)
                                      Steiner  and  Sassower  shall  have  joint
                                      oversight and joint overall responsibility
                                      for  investment  banking and  sourcing and
                                      supervising  of financing and  refinancing
                                      of all  debt,  subject  to  review  by and
                                      consultation   with   the  FA   board   of
                                      directors.

                                      Holdings will not have  employees,  unless
                                      otherwise   determined   by   the   Board.
                                      Holdings  shall  cause  FA  to  employ  or
                                      otherwise  retain  Steiner  as  its  Chief
                                      Executive  Officer in accordance with, and
                                      subject to, the terms of a new  employment
                                      agreement  or  consulting  agreement  with

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 18 of 28 Pages
           303698 20 3
------------------------                                  ----------------------

                                      Steiner or an affiliated  entity, on terms
                                      to be determined and mutually  agreed upon
                                      by Steiner and Sassower.

                                      Steiner  agrees that, in view of Steiner's
                                      dual  role as  acting  as Chief  Executive
                                      Officer   and  as  a  control   person  of
                                      Holdings  and FA  exercising  control over
                                      50% of the FA  board,  any  rights  FA has
                                      under   and   employment   or   consulting
                                      agreement   with   Steiner  or  a  Steiner
                                      affiliate may be exercised by the FA board
                                      without  Steiner's vote or consent (except
                                      as required  by the express  terms of such
                                      agreement),  and  Sassower  agrees that he
                                      shall cause the FA board to  exercise  any
                                      such  rights only in  accordance  with the
                                      other terms of this MOU, the employment or
                                      consulting agreement and applicable law.

                                      FA shall  provide  Holdings  with monthly,
                                      quarterly     and     annual     financial
                                      information,   with  scope  of   reporting
                                      packages to be determined.

4.   ACTIONS  REQUIRING FA BOARD      In  addition   to  any  Member   approvals
     APPROVAL; ACTIONS  REQUIRING     required  by law,  the  following  actions
     STEINER  AND PHOENIX MANAGER     ("Material   Actions")  can  be  put  into
     APPROVAL                         effect with,  and only with,  the approval
                                      of (a) as to Material  Actions relating to
                                      FA,  a  majority   of  the  board  of  FA,
                                      including at least one designee of Steiner
                                      and one designee of the Phoenix Group LLC;
                                      and (b) as to Material Actions relating to
                                      Holdings,  (a) the consent of at least one
                                      Steiner  Manager  and at least one Phoenix
                                      Manager or (b) both Members:

                                          (i)     Approving any Operating  Plans
                                                  and Budget (as defined  below)
                                                  commencing  with the FA fiscal
                                                  year  commencing   October  1,
                                                  2007,   or   making   material
                                                  changes    to   or    material
                                                  deviations  from any Operating
                                                  Plan  and  Budget  for  any FA
                                                  fiscal  year  commencing  with
                                                  the FA fiscal year  commencing
                                                  October 1, 2006;

                                          (ii)    Engaging   in   any   material
                                                  transactions or activities not
                                                  in  the  ordinary   course  of
                                                  Holdings' or FA's business;

                                          (iii)   Selling or otherwise disposing
                                                  of all or substantially all of
                                                  the assets of  Holdings  or FA
                                                  or any subsidiary;

                                          (iv)    merging    or    consolidating
                                                  Holdings    or   FA   or   any
                                                  subsidiary  with each other or
                                                  with or into any other entity;

                                          (v)     amending  the  certificate  of
                                                  formation     or     operating
                                                  agreement       or       other
                                                  organizational   documents  of
                                                  Holdings or the certificate of
                                                  incorporation or bylaws of FA;

                                          (vi)    dissolving  Holdings  or FA or
                                                  any   subsidiary   of  FA,  or
                                                  filing   any    petition   for
                                                  bankruptcy  or  consenting  to
                                                  the  entry  of  an  order  for
                                                  relief   in   an   involuntary
                                                  bankruptcy  case or making any
                                                  assignment  for the benefit of
                                                  creditors   with   respect  to
                                                  Holdings    or   FA   or   any
                                                  subsidiary of FA;

                                          (vii)   the  incurrence  of any liens,
                                                  security      interests     or
                                                  encumbrances    on,   or   the
                                                  pledging of, any of the assets

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 19 of 28 Pages
           303698 20 3
------------------------                                  ----------------------

                                                  of   Holdings  or  FA  or  any
                                                  subsidiary  of FA, or granting
                                                  any guarantees, indemnities or
                                                  letters of credit,  other than
                                                  (a) customary  permitted liens
                                                  in  the  ordinary   course  of
                                                  business,  (b)  in  accordance
                                                  with  the  current   Operating
                                                  Plan  and  Budget,  or  (c) in
                                                  connection  with the  Required
                                                  Financing  or  a   refinancing
                                                  thereof,   but   only  if  the
                                                  Members'  approval thereof has
                                                  been  obtained  as  set  forth
                                                  above under "Debt Financing";

                                          (viii)  the    incurrence    of   debt
                                                  (including guarantees,  leases
                                                  and assumption of liabilities)
                                                  including   (a)  the  Required
                                                  Financing  or  a   refinancing
                                                  thereof,   but   only  if  the
                                                  Members'  approval thereof has
                                                  been  obtained  as  set  forth
                                                  above under "Debt  Financing",
                                                  (b)  trade   payables  in  the
                                                  ordinary course of business of
                                                  FA, (c) other ordinary  course
                                                  accounts      payable     that
                                                  individually    and   in   the
                                                  aggregate  are not material to
                                                  FA, and (d) debt  specifically
                                                  contemplated  and  approved in
                                                  the  then  current   Operating
                                                  Plan and Budget;

                                          (ix)    the  establishment of any plan
                                                  for  the  granting  of  equity
                                                  options,   restricted   stock,
                                                  profit  participation or other
                                                  interests  in  Holdings,   any
                                                  Holdings   subsidiary  holding
                                                  100% of FA or FA, to employees
                                                  of FA ("Incentive Interests"),
                                                  and the  granting of Incentive
                                                  Interests under any such plan;

                                          (x)     the   sale  or   issuance   of
                                                  additional          membership
                                                  interests or equity securities
                                                  (including  options,  warrants
                                                  or      other      convertible
                                                  interests) by or  contribution
                                                  of   additional   capital  to,
                                                  Holdings;

                                          (xi)    the  acquisition of a business
                                                  or  the  assets  comprising  a
                                                  business;

                                          (xii)   the selection and retention of
                                                  counsel      for      material
                                                  transactions    or    material
                                                  litigation  and of accountants
                                                  for  Holdings  and FA and  its
                                                  subsidiaries;

                                          (xiii)  entering  into or amending any
                                                  agreement between Holdings and
                                                  a Member or its affiliates;

                                          (xiv)   Hiring   or   firing   of  any
                                                  officer  of FA  and/or  any FA
                                                  executive    at    the    Vice
                                                  President level and above, and
                                                  entering  into any  employment
                                                  agreement  with  executives or
                                                  key personnel; or

                                          (xv)    taking any  action  that would
                                                  materially      alter      the
                                                  partnership   tax   status  of
                                                  Holdings.

5.  BOOKS AND RECORDS                 The Board will cause Holdings to establish
                                      and  maintain  full,   true  and  accurate
                                      books,  accounts  and records of Holdings.
                                      Holdings  will  provide  each  Member with
                                      reports of its  operations in the form and
                                      for the period reported in accordance with

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 20 of 28 Pages
           303698 20 3
------------------------                                  ----------------------

                                      Holdings' regular business practices,  but
                                      in  any  event  no  less  frequently  than
                                      quarterly.  Such  reports may consist of a
                                      "pass-through"    of   FA's   reports   to
                                      Holdings.
                                      Each Member shall have access to the books
                                      and records of Holdings in accordance with
                                      applicable  Delaware  law and  shall  also
                                      have  the  right,  at  such  Member's  own
                                      expense,  to  audit  Holdings'  books  and
                                      records no more  frequently than once each
                                      calendar year.

6. TAX MATTERS                        Phoenix Group LLC shall be the tax matters
                                      partner of  Holdings  as  provided  in the
                                      Internal  Revenue Code Section  6231(a)(7)
                                      and the  regulations  thereunder (the "Tax
                                      Matters  Partner")  until its  resignation
                                      from   such   position.   Upon   any  such
                                      resignation,  the Board shall  designate a
                                      successor.  The Tax Matters  Partner shall
                                      be  indemnified  and  reimbursed  for  all
                                      costs and  expenses  incurred  thereby  in
                                      connection  with such role,  including all
                                      legal costs and expenses,  accounting fees
                                      and  expenses,   claims,  liabilities  and
                                      damages,   but  shall  not   receive   any
                                      additional compensation for performance of
                                      his duties.  The Tax Matters Partner shall
                                      not cause or permit  Holdings  to take any
                                      action  or make any  decision  that  would
                                      have an adverse  impact on Holdings or any
                                      Member  without  the consent of the Board.
                                      Holdings  shall not elect to be treated as
                                      an  association  taxable as a  corporation
                                      for U.S.  federal,  state or local  income
                                      tax purposes  under the  Internal  Revenue
                                      Code,  regulations  promulgated thereunder
                                      or  any   corresponding   state  or  local
                                      statute or regulations.

III. BUSINESS AND OPERATIONS

1.  OPERATING PLANS & BUDGETS         FA will conduct its operations  materially
                                      in accordance  with an operating  plan, an
                                      operating  budget and a capital budget for
                                      FA (collectively,  the "Operating Plan and
                                      Budget").  The initial  Operating Plan and
                                      Budget  for FA for the  remainder  of 2006
                                      and the first nine months of 2007 shall be
                                      FA's current operating plan and budget for
                                      its   fiscal    years   2006   and   2007,
                                      respectively,  subject to such  changes as
                                      may be agreed upon by the Members as being
                                      required by the Transaction.

                                      At  least 60 days  before  the end of each
                                      fiscal year,  Steiner,  as Chief Executive
                                      Officer of FA,  shall  prepare and propose
                                      to the FA board  of  directors  a  revised
                                      Operating   Plan   and   Budget   for  the
                                      following fiscal year. As set forth above,
                                      such  proposed  Operating  Plan and Budget
                                      will become effective upon, and only upon,
                                      approval  by a  majority  of FA's board of
                                      directors.  If the proposed Operating Plan
                                      and Budget are not so  approved,  then the
                                      then-current  Operating  Plan  and  Budget
                                      will  remain in effect for the next fiscal
                                      year,  provided that (a) expenses governed
                                      by  contract   will  be  adjusted  to  the
                                      then-current  contractual amounts, and (b)
                                      the  capital  requirements  of FA and  any
                                      required  capital  contributions  will  be
                                      adjusted accordingly.

                                      Debt financing of Holdings  and/or FA will
                                      be permitted within limits established by,
                                      and  only  by,  (a) in the  case of FA,  a
                                      majority  of the  members of FA's board of
                                      directors,   and   (b)  in  the   case  of
                                      Holdings,  the Board.  Debt  financing  in
                                      excess  of  pre-established   limits  will

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 21 of 28 Pages
           303698 20 3
------------------------                                  ----------------------

                                      again  require the  approval of (a) in the
                                      case of FA, a majority  of the  members of
                                      FA's  board of  directors,  and (b) in the
                                      case of Holdings, the Board.

                                      It is not  anticipated  that Holdings will
                                      have any significant  operating  expenses,
                                      or  need  for   annual   operating   plan,
                                      operating  budget or capital  budget.  The
                                      Board  will  cooperate  in good  faith  to
                                      determine,  and make  provision  for,  any
                                      operating expenses.  Following the closing
                                      of the Merger, the Members shall cause any
                                      reasonable    expenses    previously    or
                                      thereafter  incurred  by  Holdings  to  be
                                      promptly reimbursed or paid by FA.

2.   LOCATION OF OFFICE               Holdings  shall  establish  and maintain a
                                      principal  office in New York City and may
                                      establish  and  maintain  offices  at such
                                      other   locations   as   the   Board   may
                                      determine.

                                      In the event that  Holdings  shares office
                                      space with FA or Sassower,  Holdings shall
                                      pay FA or  Sassower,  as the  case may be,
                                      rental  for such  space and  reimbursement
                                      for  related   expenses   consistent  with
                                      Section VII.1 hereof.

3.  NON-COMPETITION                   No Member  shall  operate or invest in, or
                                      be  employed  as  an  executive   officer,
                                      employee   of  or   consultant   to,   any
                                      production,   marketing  or   distribution
                                      enterprise  that  produces or  distributes
                                      products or  services  that  compete  with
                                      those of FA, other than  through  Holdings
                                      or   through  FA  while  it  is  owned  by
                                      Holdings;   provided,   however,  that  no
                                      Member  shall be  prohibited  from  making
                                      passive   investments   in  any  class  of
                                      publicly  traded  securities  of any  such
                                      enterprise, so long as (a) such investment
                                      represents less than 5% of the outstanding
                                      securities  in such  class,  and (b)  such
                                      Member  does  not  advise,  consult  on or
                                      participate  in any way in the  management
                                      or   affairs  of  such   enterprise.   The
                                      foregoing  non-compete  restrictions  will
                                      remain in effect  until one year after the
                                      sale or other disposition of (x) Holdings'
                                      interest in FA or (y) substantially all of
                                      the assets of FA, unless and to the extent
                                      released   or  waived  by  the   purchaser
                                      thereof.

IV.  TRANSFERS; RIGHT OF FIRST OFFER; BUY/SELL

1.  TRANSFERS                         Each  Member will agree not to directly or
                                      indirectly  transfer,  pledge,  assign  or
                                      encumber,   in  whole  or  in  part,   its
                                      membership  interest  in  Holdings  to any
                                      person without the Board's consent, except
                                      to a family member of such Member, whether
                                      or not for purposes of estate planning (an
                                      "Estate Planning/Family  Transfer"), for a
                                      period of two years  from the  closing  of
                                      the Transaction (such period, the "Lock-Up
                                      Period").   No  permitted   transfer  will
                                      relieve a Member of any of its obligations
                                      under the operating agreement of Holdings,
                                      any other organizational  documents or any
                                      related agreements between the Members.

                                      Following the Lock-Up Period,  each Member
                                      may,  subject to compliance with the right
                                      of first offer set forth  below,  transfer
                                      all  (but  not  less   than  all)  of  its
                                      respective membership interest in Holdings
                                      to any person,  other than a competitor of
                                      FA; provided,  however, that a sale of all
                                      of the  membership  interests  in Holdings
                                      pursuant to the drag-along  provisions set
                                      forth  herein may be made to a  competitor
                                      of FA.

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 22 of 28 Pages
           303698 20 3
------------------------                                  ----------------------

                                      Notwithstanding  the foregoing or anything
                                      to the  contrary  herein,  no  transfer or
                                      assignment  shall be permitted (a) without
                                      compliance  with  applicable  Federal  and
                                      state  securities  laws,  or (b)  if  such
                                      transfer would cause the number of holders
                                      of Holding's  securities  to exceed 100 or
                                      such other number as may be permitted  for
                                      purposes  of  determining  if  Holdings is
                                      exempt from the Investment  Company Act of
                                      1940,  as  amended,   or  for  determining
                                      whether  Holdings  is a  "publicly  traded
                                      partnership" within the meaning of Section
                                      7704 of the Internal Revenue Code.

2.   RIGHT OF FIRST  OFFER;           At any time following the Lock-Up  Period,
     DRAG-ALONG  AND TAG-ALONG        any  Member  (the  "Selling  Member")  may
     RIGHTS                           offer its membership interests in Holdings
                                      to  the  other   Member  (the   "Receiving
                                      Member"),  at a  price  and on  the  terms
                                      specified   in  the  notice   (the  "Offer
                                      Notice")  to  the  Receiving  Member.  The
                                      Receiving  Member  may,  within 90 days of
                                      receipt  of the Offer  Notice,  notify the
                                      Selling   Member   whether  they  wish  to
                                      purchase  all (but not less  than  all) of
                                      the Selling Member's  interest in Holdings
                                      at  such  price  and on such  terms  (such
                                      notice,  the  "Exercise  Notice"),   which
                                      purchase shall be completed within 90 days
                                      of  receipt by the  Selling  Member of the
                                      Exercise Notice.

                                      If the  Receiving  Member does not deliver
                                      an  Exercise   Notice  or  consummate  the
                                      purchase  within the period  specified  in
                                      the  preceding  sentence  (other  than  by
                                      reason of a failure of the Selling  Member
                                      to  consummate  such  sale),  the  Selling
                                      Member  may offer and sell  either (a) all
                                      (but not less than all) of its interest in
                                      Holdings, (b) all of the shares in FA held
                                      by  Holdings,  or (c) all of the assets of
                                      FA and its  subsidiaries,  in each case to
                                      one  or  more  third  parties  (which  may
                                      include competitors of FA provided (x) the
                                      offer and sale of its interest in Holdings
                                      includes  a sale of all of the  membership
                                      interests  in  Holdings  pursuant  to  the
                                      "drag-along"  provisions  below  or (y) if
                                      structured  as a sale of all of the shares
                                      in FA held by  Holdings,  or a sale of all
                                      of the assets of FA and its  subsidiaries,
                                      is followed  immediately by a distribution
                                      by Holdings of all net  proceeds of sale),
                                      at a price  not less  than and on terms no
                                      less  favorable to the selling  party than
                                      specified in the Offer Notice (adjusted in
                                      the case of a sale of all of the shares in
                                      FA held by  Holdings  or all of the assets
                                      of FA and its  subsidiaries to reflect the
                                      application of the distribution provisions
                                      of this MOU as if Holdings had disposed of
                                      its  entire  interest  in FA and had  then
                                      distributed the proceeds to the Members in
                                      a liquidating distribution).

                                      The    Selling    Member   may    exercise
                                      "drag-along"  rights  with  respect to all
                                      (but not less than  all) of the  Receiving
                                      Member's  membership  interest in Holdings
                                      and  all  other  membership  interests  in
                                      Holding at the same  price per  membership
                                      interest paid by such selling  parties and
                                      on the same  terms  (but in no  event  may
                                      "drag-along rights" be exercised in a sale
                                      (x) at a  price  per  membership  interest
                                      less than the equivalent of the cash price
                                      per share of FA Common  Stock  paid in the
                                      Transaction  or (y) to an affiliate of the
                                      Selling Member without the consent of both
                                      of the Members).  Such  drag-along  rights
                                      shall  include  the right to  require  the
                                      Receiving  Member  to vote in  favor of or
                                      consent  to a merger  or sale of assets of
                                      FA or  Holdings  to the extent the sale is
                                      so structured.

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 23 of 28 Pages
           303698 20 3
------------------------                                  ----------------------

                                      The    Receiving    Member    shall   have
                                      "tag-along" right with respect to all (but
                                      not  less  than  all)  of  its  membership
                                      interests at the same price per membership
                                      interest paid by such selling  parties and
                                      on the same terms as the  Selling  Member.
                                      Any  such  sale to a third  party  must be
                                      completed  within  240 days of  receipt by
                                      the Receiving  Member of the Offer Notice.
                                      If any  proposed  sale to a third party is
                                      not completed  within such 240 day period,
                                      the  Selling  Member  shall be required to
                                      deliver  a  further  Offer  Notice  to the
                                      Receiving Member.

                                      For purposes of the drag-along provisions,
                                      Phoenix  Enterprises  LLC,  any  member of
                                      Phoenix  Enterprises  LLC or any member of
                                      the  Phoenix  Group LLC shall be deemed an
                                      affiliate of the Phoenix Group LLC.

                                      The   foregoing   right  of  first  offer,
                                      drag-along and tag-along  rights shall not
                                      apply   to  any   Estate   Planning/Family
                                      Transfer.

3.  INCENTIVE  INTERESTS              The Board may grant Incentive Interests in
                                      Holdings or any  subsidiary of Holdings or
                                      similar incentive compensation to officers
                                      and employees of FA.

V.   RESTRICTIONS ON MEMBERS; REPRESENTATIONS AND WARRANTIES

1.  NO-SHOP RESTRICTIONS              From the Effective Date until the close of
                                      business  on the  date  (the  "Termination
                                      Date") which is the first to occur of:
                                      (A) consummation of the Transaction;
                                      (B) the  180th  day  after the date of the
                                      execution  and delivery of the  definitive
                                      merger   agreement  or  other   agreements
                                      between   the   Company  and  FA  for  the
                                      Transaction (the "Transaction Documents");
                                      (C) August 31, 2007 (such date only if the
                                      Transaction   Documents   have   not  been
                                      executed  and  delivered  by December  31,
                                      2006);
                                      (D) the  date  by  which  both  (x) the FA
                                      board of directors or any committee of the
                                      FA  board  publicly  announces  that it is
                                      recommending  that the FA  shareholders do
                                      not adopt the merger agreement relating to
                                      the   Transaction,   and  (y)  the  merger
                                      agreement    has   been    terminated   in
                                      accordance with its terms by FA; or
                                      (E)  the  FA  board  of  directors  or any
                                      committee of the FA board of directors has
                                      advised  Holdings or any of its Members in
                                      writing     after     discussions     with
                                      representatives  of  Holdings  that it has
                                      rejected an offer by Holdings with respect
                                      to  a  Transaction,   and  no  substantive
                                      progress  has  occurred  with  respect  to
                                      agreement on a proposed  Transaction for a
                                      period of 90 days  despite best efforts by
                                      Holdings  representatives  to pursue  such
                                      discussions;

                                      Steiner,  Sassower, the Steiner FA LLC and
                                      the Phoenix Group LLC shall not (and shall
                                      use their respective best efforts to cause
                                      their  directors,   officers,   employees,
                                      advisors, consultants, attorneys, members,
                                      partners,  trustees, agents and affiliates
                                      not to), directly or indirectly:

                                      (a)  solicit,  initiate  or  engage in any
                                      discussions    or    negotiations    with,
                                      irrespective of the person performing such
                                      solicitation, initiation or engagement, or
                                      provide  any  information  to, or take any
                                      other action with the intent to facilitate
                                      the efforts  of, any third party  relating
                                      to any possible agreement (whether binding
                                      or  in  principle)  or  other  arrangement

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 24 of 28 Pages
           303698 20 3
------------------------                                  ----------------------

                                      involving  (i) the  acquisition  of all or
                                      substantially all of FA (whether by way of
                                      merger, purchase of capital stock or other
                                      securities,    purchase   of   assets   or
                                      otherwise),  (ii) any equity investment in
                                      FA or any of its  subsidiaries  (exclusive
                                      of  any  non-equity  profit  participation
                                      provisions  which  may be  required  to be
                                      offered  to  third-party   lenders  as  an
                                      inducement to provide  Required  Financing
                                      for  the  Transaction),  (iii)  any  other
                                      action or transaction  inconsistent  with,
                                      or that could  reasonably  be  expected to
                                      delay or prevent the  consummation  of, or
                                      render   impractical,    the   Transaction
                                      (collectively,     a    "FA     Prohibited
                                      Transaction");  or
                                      (b)  authorize,   execute,  consummate  or
                                      enter  into any  agreement  or  commitment
                                      with   respect   to,   a   FA   Prohibited
                                      Transaction.

                                      Notwithstanding  the  foregoing,   nothing
                                      herein  shall  prevent  Steiner  from  (a)
                                      taking  any  actions  to  comply  with his
                                      fiduciary   duties  as  an   officer   and
                                      director of FA upon the advice of counsel,
                                      or (b) soliciting,  initiating or engaging
                                      in any discussions or  negotiations  with,
                                      or providing any information to, or taking
                                      any  other   action  with  the  intent  to
                                      facilitate  the  efforts  of,  GECC or any
                                      other third party relating to any possible
                                      agreement    (whether    binding   or   in
                                      principle) or other arrangement  involving
                                      the refinancing or recapitalization of FA,
                                      or authorizing, executing, consummating or
                                      entering  into any agreement or commitment
                                      with respect to the foregoing.

                                      In furtherance of the foregoing agreements
                                      and  restrictions,  except as specifically
                                      contemplated  herein,  each Member  agrees
                                      not to (x)  transfer,  convey,  pledge  or
                                      otherwise encumber any shares of FA common
                                      stock  held  by  it,  or  (y)  permit  the
                                      transfer,     conveyance,     pledge    or
                                      encumbrance  of any  shares  of FA  common
                                      stock  controlled  by it,  in  each  case,
                                      until the Termination Date, other than (a)
                                      with    respect   to    Steiner,    Estate
                                      Planning/Family    Transfers   to   family
                                      members  who agree to be  subject  to such
                                      transfer  restrictions  and to  contribute
                                      the shares  received to the Steiner FA LLC
                                      for  contribution by the Steiner FA LLC to
                                      the  Company,  and,  (b) with  respect  to
                                      Phoenix, Estate Planning/Family  Transfers
                                      to family  members who agree to be subject
                                      to  such  transfer   restrictions  and  to
                                      contribute  the  shares  received  to  the
                                      Phoenix Group LLC for  contribution by the
                                      Phoenix Group LLC to the Company.

                                      The  Phoenix   Group  LLC  shall  use  its
                                      commercial    best   efforts   to   obtain
                                      covenants   from   each  of  its   members
                                      reasonably  comparable in nature and scope
                                      to those set forth above.

2. BREAK-UP FEE AND EXPENSE           In the event a transaction involving FA or
   REIMBURSEMENT                      the FA Shares  other than the  Transaction
                                      contemplated   hereby   with  the  Phoenix
                                      Member (a  "Competitive  Transaction")  is
                                      consummated while this MOU is in effect or
                                      within 12 months of the Termination  Date,
                                      then,  to the extent  agreed to by FA, the
                                      Phoenix  Member shall receive from FA (or,
                                      if paid by FA to Holdings, from Holdings):
                                      (i)   reimbursement   of  all   reasonable
                                      out-of-pocket  legal,  accounting  and due
                                      diligence  expenses incurred by Phoenix or
                                      its    affiliates    in    pursuing    the
                                      Transaction, and (ii) a break-up fee in an
                                      amount  equal  to 3% of the  value  of the
                                      Competitive Transaction (regardless of the
                                      characterization   of   such   Competitive
                                      Transaction  as  a  merger,   purchase  of

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 25 of 28 Pages
           303698 20 3
------------------------                                  ----------------------

                                      shares,  sale of assets,  recapitalization
                                      or otherwise).  Steiner and Sassower agree
                                      that they shall use their  respective best
                                      efforts to cause the Merger  Agreement  to
                                      include   provisions   for  such   expense
                                      reimbursement    and   break-up   fee   as
                                      obligations   payable  by  FA  and,   that
                                      without  limiting  any other rights of the
                                      Phoenix Member with respect to approval of
                                      the Merger  Agreement,  the Phoenix Member
                                      shall  not  be  required  to  approve  any
                                      Merger  Agreement  that  does not  include
                                      such provisions.

                                      Notwithstanding  the  foregoing,   if  the
                                      Competitive  Transaction  occurs  and  the
                                      Transaction  contemplated  hereby with the
                                      Phoenix  Member was not approved by the FA
                                      Board of Directors or otherwise subject to
                                      a definitive  binding agreement of FA, the
                                      provision  for expense  reimbursement  and
                                      payment of the  break-up  fee shall not be
                                      payable  by  FA  but  shall  be a  Steiner
                                      personal obligation to the Phoenix Member,
                                      but  the   break-up  fee  payable  to  the
                                      Phoenix  Member  shall  then be  $900,000,
                                      regardless of the value of the Competitive
                                      Transaction.

                                      Neither   Steiner  nor  any  affiliate  of
                                      Steiner  shall have any direct or indirect
                                      share,  whether by reason of  ownership in
                                      Holdings or otherwise,  in the benefits of
                                      any break-up fee.

3. CONFIDENTIALITY                    The Members shall keep  confidential,  and
                                      not  use  or  disclose  to any  person  or
                                      entity any  Confidential  Information  (as
                                      defined  below)  for any reason or purpose
                                      whatsoever, nor shall they make use of any
                                      Confidential  Information  for  their  own
                                      purposes  or for the  benefit of any other
                                      person  or entity  except  (a) in order to
                                      facilitate   the   fulfillment   of   such
                                      Member's  obligations  hereunder,  (b)  as
                                      required by law or judicial  process,  (c)
                                      as   required   to   fulfill   legal   and
                                      regulatory  obligations,  if  any,  (d) to
                                      such  Member's   attorneys,   accountants,
                                      other  advisors,  officers,  employees and
                                      directors in connection  with the proposed
                                      Transaction  and in  furtherance  of  this
                                      MOU,  and (e) by Sassower to his  existing
                                      and  prospective  members  and  associated
                                      investors in connection  with the proposed
                                      Transaction  and in  furtherance  of  this
                                      MOU, provided that such third party agrees
                                      to be bound by confidentiality  provisions
                                      at least as restrictive as those set forth
                                      herein.   For   purposes   of  this   MOU,
                                      "Confidential  Information" shall mean and
                                      include  the  existence  and terms of this
                                      MOU, all prior and subsequent  discussions
                                      and  negotiations  regarding  Holdings and
                                      the  Transaction   (including  the  status
                                      thereof),   all   non-public   information
                                      regarding   the   business,    operations,
                                      assets,  liabilities  and prospects of FA,
                                      and all information  that any Member shall
                                      acquire  from any other  Member  regarding
                                      such  other  Member  and which is not of a
                                      public nature.

                                      This    covenant    shall    survive   the
                                      consummation  of the Transaction and shall
                                      continue  until  the  last to occur of (a)
                                      five  years  after  the  sale  of  FA,  of
                                      Holdings,  or of Holdings' interest in FA,
                                      unless  and  to  the  extent  released  or
                                      waived by the  purchaser  thereof,  or (y)
                                      the dissolution of FA and/or the Company.

4. PUBLIC ANNOUNCEMENTS; SEC FILINGS  Steiner and  Sassower  shall  consult with
                                      each  other   before   issuing  any  press
                                      release  or  otherwise  making  any public
                                      statements  or filing with respect to this
                                      MOU, the transactions  contemplated hereby

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 26 of 28 Pages
           303698 20 3
------------------------                                  ----------------------

                                      or thereby  (including the Transaction) or
                                      any prior or  subsequent  discussions  and
                                      negotiations regarding the same, and shall
                                      not issue any such  press  release or make
                                      any  such  public   statement   or  filing
                                      without the prior  consent of Steiner,  in
                                      the case of Sassower,  or Sassower, in the
                                      case of Steiner,  which  consent shall not
                                      be   unreasonably   withheld  or  delayed;
                                      provided,   however,   that   Steiner  and
                                      Sassower  may,  without the prior  consent
                                      specified   above,   issue  such  a  press
                                      release or make such a public statement or
                                      filing as may be required by law if he has
                                      used  reasonable  efforts to consult  with
                                      Steiner,  in  the  case  of  Sassower,  or
                                      Sassower,  in the case of Steiner,  and to
                                      obtain such consent but has been unable to
                                      do so prior to the time such press release
                                      or public statement is required to be made
                                      or  filed   pursuant   to  such  law.   In
                                      furtherance of the foregoing,  the Members
                                      shall cooperate in making any Schedule 13D
                                      filings  which may be required,  and shall
                                      make a joint  public  announcement  of the
                                      Transaction    promptly    following   the
                                      execution   and  delivery  of  the  merger
                                      agreement relating to the Transaction.

5. REPRESENTATIONS AND WARRANTIES     Each of the parties hereto  represents and
                                      warrants to the other  party that,  except
                                      for Golden  Tree,  it: (a) is not party to
                                      any other  agreement or  arrangement  that
                                      could reasonably be expected to materially
                                      interfere  with such  party's  full,  due,
                                      timely and  complete  performance  of this
                                      MOU  and  the  transactions   contemplated
                                      hereby;  (b) is not,  nor  shall it be in,
                                      violation   of  any   applicable   law  or
                                      contractual  obligation  by entering  into
                                      and  undertaking  performance  of this MOU
                                      and the transactions  contemplated hereby;
                                      and (c) is not a party  to any  agreement,
                                      or   currently  in  any   discussions   or
                                      negotiations,  relating to a FA Prohibited
                                      Transaction.

                                      The   Phoenix   Group  LLC  shall   obtain
                                      comparable  representations and warranties
                                      from each of its members.

VI.  DISSOLUTION/LIQUIDATION

                                      Holdings   will  be  dissolved   upon  the
                                      occurrence of any of the following events:

                                          (i)   the vote of both Members;

                                          (ii)  a Company Liquidation Event;

                                          (iii) a sale  of all or  substantially
                                                all of the  assets  of FA,  or a
                                                merger   of  FA   with  or  into
                                                another      entity     or     a
                                                consolidation,  recapitalization
                                                or similar transaction involving
                                                FA,   as  a   result   of  which
                                                Holdings  will own less than 50%
                                                of  the  equity  in FA or in any
                                                surviving  entity  (each,  a "FA
                                                Liquidation Event");

                                          (iv)  the  conversion of Holdings into
                                                another entity; or

                                          (v)   a  judicial   dissolution  under
                                                Delaware law.

                                      During a reasonable  period  following the
                                      dissolution  of  Holdings,  in  accordance
                                      with Delaware law the Board will liquidate
                                      and wind-up the operations of Holdings.

VII. MISCELLANEOUS

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 27 of 28 Pages
           303698 20 3
------------------------                                  ----------------------

1. CONTRACTS WITH AFFILIATES;         Holdings or FA will be permitted to engage
   INVESTMENT BANKING SERVICES        the services or use of  facilities  of the
                                      Members or of  affiliates  of the Members,
                                      provided  that the cost and other terms of
                                      such services or facilities to Holdings or
                                      FA are no less  favorable  to  Holdings or
                                      FA,  as the  case  may be,  than  could be
                                      obtained in arm's length transactions with
                                      third  parties.  The  foregoing  shall not
                                      restrict  or  prohibit   continuation   of
                                      relationships  with FA  existing as of the
                                      date hereof  which have been  specifically
                                      disclosed  (including  all material  terms
                                      and  conditions) in FA's existing  filings
                                      with   the    Securities    and   Exchange
                                      Commission,      provided     that     any
                                      relationships which include a compensatory
                                      element shall be subject to prior approval
                                      by the Phoenix Member.

                                      The Members agree that Phoenix Enterprises
                                      LLC   may   provide   investment   banking
                                      services  to  Holdings  and FA  (including
                                      future   financings  and   prospective  FA
                                      Liquidation  Events) on a basis consistent
                                      with the foregoing,  with any compensation
                                      to be transaction or success-based, and on
                                      terms no less  favorable to Holdings  than
                                      could  be   obtained   in   arm's   length
                                      transactions with third parties.

2. COSTS                              Regardless of whether the  Transaction  is
                                      consummated,   the  parties   shall  share
                                      equally  and shall be equally  responsible
                                      for the  payment  of all  legal  fees  and
                                      expenses,  including respective attorneys'
                                      fees and  expenses,  whether  incurred  by
                                      Steiner,  Sassower  or  the  Company  (but
                                      excluding  expenses paid by third parties,
                                      including  those  incurred by or on behalf
                                      of FA, which shall be obligations  only of
                                      FA),  in  connection   with  any  proposal
                                      presented  to the FA board  of  directors,
                                      the negotiation, execution and delivery of
                                      this MOU, the Agreements  described  below
                                      and  the  Transaction  Documents  and  the
                                      transactions   contemplated   herein   and
                                      therein.    If    the    Transaction    is
                                      consummated,  the parties shall cause such
                                      expenses to be paid or  reimbursed  by the
                                      Company  or  FA.   Without   limiting  the
                                      expense   reimbursement    obligation   of
                                      Steiner  or FA,  as the case  may be,  set
                                      forth or contemplated, as the case may be,
                                      in Section V.2, if the  Transaction is not
                                      consummated, each of the parties shall pay
                                      or reimburse  the party that has advanced,
                                      or cause the  Company to pay or  reimburse
                                      the party  that has  advanced,  for 50% of
                                      all  such   expenses.   Such  payments  or
                                      reimbursements  shall be  funded  from the
                                      expense   reimbursement    obligation   of
                                      Steiner  or FA,  as the case  may be,  set
                                      forth or  contemplated in Section V.2, and
                                      not  by  capital  contributions  from  the
                                      Phoenix Member.

3. SPECIFIC PERFORMANCE               The transactions  contemplated  hereby are
                                      unique and the  Members  acknowledge  that
                                      the  breach  or  threatened  breach of the
                                      provisions   of  this  MOU   would   cause
                                      irreparable   harm  to  the   nonbreaching
                                      Member  for  which an  award  of  monetary
                                      damages would be inadequate.  Accordingly,
                                      in  addition to and not in  limitation  of
                                      any other remedies  available for a breach
                                      or threatened breach by a Member of any of
                                      the binding  provisions  of this MOU,  the
                                      aggrieved  Member  shall be entitled to an
                                      injunction   restraining   the   breaching
                                      Member  from  continuing  such  breach  or
                                      threatened  breach and requiring  specific
                                      performance of the terms of this MOU.

4. GOVERNING LAW; JURISDICTION        This   MOU,   the   definitive   operating

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 28 of 28 Pages
           303698 20 3
------------------------                                  ----------------------

                                      agreement of Holdings,  and any  documents
                                      contemplated  under  any of the  foregoing
                                      shall be governed by the laws of the State
                                      of   Delaware,    without   reference   to
                                      conflicts of law principles thereof.  Each
                                      Member   irrevocably   consents   to   the
                                      exclusive   jurisdiction  of  the  federal
                                      and/or state  courts  located in the State
                                      of New York in connection  with any action
                                      arising from this MOU.

         It is the  parties'  mutual  intention to  incorporate  these terms and conditions and other  customary  mutually  agreeable terms and conditions into a
definitive   operating  and  other   agreements   ("Agreements"),   as  soon  as
practicable.  Promptly following the execution and delivery of this MOU, each of the parties hereto shall use its commercially  reasonable  efforts and negotiate in good faith the form, terms and provisions of the definitive Agreements, which shall be based on the terms and conditions set forth in this MOU, and shall also include other standard and customary terms and provisions for agreements of such kind to the extent consistent with this MOU, with a view toward forming Holdings and executing the Agreements as soon as reasonably practicable.

         However, until completion and execution of such Agreements, this MOU is intended to, and shall serve as the binding legal agreement  between the parties with respect to the matters set forth in this MOU, with  intended  binding legal effect from the date hereof.  Notwithstanding the foregoing,  if the Transaction has not been consummated by the Termination  Date, this MOU shall then terminate and no longer be in effect.

EXECUTED ON AND AS OF THE EFFECTIVE DATE SET FORTH ABOVE.

                                                     /s/ Jeffrey J. Steiner
                                                     ----------------------
                                                     JEFFREY J. STEINER

                                                     /s/ Philip S. Sassower
                                                     ----------------------
                                                     PHILIP S. SASSOWER

                                       16